FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Poll results of 2014 Annual General Meeting and Retirement of two Directors

23 May 2014

HSBC Holdings plc (the "Company") announces that at its Annual General Meeting ("AGM") held on 23 May 2014, all resolutions as set out in the Notice of AGM were passed on a poll.
Resolutions 1 to 3, 5 to 8 and 10 to 12 were passed as ordinary resolutions and resolutions 9, 13 and 14 were passed as special resolutions. Resolution 4 was passed as a resolution requiring the approval of at least 66% of the voting rights represented in the vote.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Total (% of Issued Share Capital)	Votes Withheld
1. To receive the Annual Report and Accounts 2013	9,757,667,883 (98.77)	121,991,215 (1.23)	9,879,659,098 (51.81)	67,631,467
2. To approve the Directors' remuneration policy	7,762,051,505 (79.35)	2,019,902,686 (20.65)	9,781,954,191 (51.29)	167,509,544
3. To approve the Directors' Remuneration Report	8,180,579,271 (83.95)	1,563,541,883 (16.05)	9,744,121,154 (51.10)	205,528,859
4. To approve the variable pay cap	9,722,737,304 (98.01)	197,867,631 (1.99)	9,920,604,935 (52.06)	29,824,365
5. (a) To elect Kathleen Casey as a Director	9,919,351,912 (99.90)	9,703,995 (0.10)	9,929,055,907 (52.07)	22,579,886
(b) To elect Sir Jonathan Evans as a Director	9,919,562,434 (99.90)	9,445,023 (0.10)	9,929,007,457 (52.07)	22,647,584
(c) To elect Marc Moses as a Director	9,903,345,079 (99.76)	24,023,003 (0.24)	9,927,368,082 (52.06)	22,605,039
(d) To elect Jonathan Symonds as a Director	9,909,069,564 (99.80)	19,845,278 (0.20)	9,928,914,842 (52.07)	22,747,741
(e) To re-elect Safra Catz as a Director	9,907,586,080 (99.79)	21,027,161 (0.21)	9,928,613,241 (52.06)	22,549,669
(f) To re-elect Laura Cha as a Director	9,780,982,617 (99.65)	34,767,318 (0.35)	9,815,749,935 (51.47)	134,402,361
(g) To re-elect Marvin Cheung as a Director	9,896,844,476 (99.68)	32,093,388 (0.32)	9,928,937,864 (52.07)	22,444,096
(h) To re-elect Joachim Faber as a Director	9,777,856,091 (99.57)	41,751,739 (0.43)	9,819,607,830 (51.49)	130,404,838
(i) To re-elect Rona Fairhead as a Director	9,850,526,539 (99.23)	75,986,608 (0.77)	9,926,513,147 (52.05)	23,410,104
(j) To re-elect Renato Fassbind as a Director	8,877,803,961 (89.45)	1,047,345,520 (10.55)	9,925,149,481 (52.05)	26,491,483
(k) To re-elect Douglas Flint as a Director	9,648,640,713 (97.44)	253,257,525 (2.56)	9,901,898,238 (51.92)	49,764,237
(l) To re-elect Stuart Gulliver as a Director	9,901,917,449 (99.73)	27,013,216 (0.27)	9,928,930,665 (52.07)	22,318,409
(m) To re-elect Sam Laidlaw as a Director	9,905,841,880 (99.76)	23,398,827 (0.24)	9,929,240,707 (52.07)	22,425,383
(n) To re-elect John Lipsky as a Director	9,916,726,269 (99.88)	11,952,583 (0.12)	9,928,678,852 (52.06)	22,478,974
(o) To re-elect Rachel Lomax as a Director	9,907,427,658 (99.78)	21,476,877 (0.22)	9,928,904,535 (52.07)	22,307,009
(p) To re-elect Iain Mackay as a Director	9,896,296,230 (99.67)	32,591,433 (0.33)	9,928,887,663 (52.06)	22,328,752
(q) To re-elect Sir Simon Robertson as a Director	8,879,523,428 (89.43)	1,049,218,853 (10.57)	9,928,742,281 (52.06)	22,459,665
6. To reappoint KPMG Audit Plc as auditor to the Company	9,858,281,428 (99.29)	70,691,207 (0.71)	9,928,972,635 (52.07)	22,181,297
7. To authorise the Group Audit Committee to determine the auditor's remuneration	9,899,311,128 (99.70)	30,047,667 (0.30)	9,929,358,795 (52.07)	22,178,082
8. To authorise the Directors to allot shares	8,960,671,117 (90.89)	898,368,702 (9.11)	9,859,039,819 (51.70)	92,477,179
9. To disapply pre-emption rights	9,782,952,816 (98.97)	101,914,263 (1.03)	9,884,867,079 (51.83)	66,129,918
10. To authorise the Directors to allot repurchased shares	9,397,626,368 (95.18)	475,964,720 (4.82)	9,873,591,088 (51.77)	77,459,228
11. To authorise the Company to purchase its own ordinary shares	9,785,002,326 (99.58)	41,076,933 (0.42)	9,826,079,259 (51.53)	123,932,000
12. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	9,558,599,010 (97.49)	246,293,361 (2.51)	9,804,892,371 (51.41)	142,376,638
13. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	8,915,406,730 (89.85)	1,007,452,174 (10.15)	9,922,858,904 (52.03)	25,542,467
14. To approve general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice	8,798,744,951 (88.64)	1,127,707,377 (11.36)	9,926,452,328 (52.05)	23,437,179

As at 12.01am (London time) on Thursday 22 May 2014, the total number of ordinary shares of US$0.50 each eligible to be voted at the AGM was 19,070,197,663. There was no share entitling the holder to attend and abstain from voting in favour of any of the resolution as set out in Rule 13.40 of the Hong Kong Listing Rules. No shareholder was required under the Hong Kong Listing Rules to abstain from voting. A 'vote withheld' is not a vote in law and has not been counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

Executive directors abstained from voting on resolution 2.  Shareholders who are considered Remuneration Code staff with an interest in the proposed variable remuneration cap were not permitted to exercise any voting right either directly or indirectly on resolution 4. Computershare Investor Services PLC acted as scrutineer of the poll on all resolutions.

Copies of the special business resolutions passed at the AGM have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at http://www.hemscott.com/nsm.do as at the conclusion of the AGM, John Coombe and James Hughes-Hallett retired as Directors. There are no matters relating to the retirement of either as a Director that need to be brought to the attention of the shareholders of the Company.

From the conclusion of the AGM, Rona Fairhead ceased to be chairman of the Financial System Vulnerabilities Committee. The following appointments became effective from the conclusion of the AGM:
Sir Jonathan Evans became chairman of the Financial System Vulnerabilities Committee;
Laura Cha became a member of the Nomination Committee;
Sam Laidlaw became a member of the Nomination Committee; and
John Lipsky became a member of Group Remuneration Committee.
Renato Fassbind became chairman of the Group Audit Committee.

As at the date of this announcement, the following are Directors of the Company: Kathleen Casey †, Safra Catz †, Laura Cha†, Marvin Cheung†, Sir Jonathan Evans†, Joachim Faber†, Rona Fairhead†, Renato Fassbind†, Douglas Flint, Stuart Gulliver, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 23 May 2014